UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Index Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,122,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,122,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,122,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 13 of 19

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on November 30, 2020, as amended by Amendment No. 1 dated October 13, 2022 and Amendment No. 2 dated November 25, 2022 and relates to the Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), of China Index Holdings Limited (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070, The People’s Republic of China. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “CIH.” The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

The descriptions of the Merger Agreement (as defined below), the Support Agreement (as defined below), the Fang Equity Commitment Letter (as defined below), the Interim Investors Agreement (as defined below), and the Fang Limited Guarantee (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and replaced with the following:

On December 22, 2022, the Company announced in a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Company, CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each ordinary share, including Class A Ordinary Shares represented by ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$1.00 in cash per ordinary share, or $1.00 per ADS if applicable, without interest and net of any applicable withholding taxes (but subject to US$0.05 per ADS cancellation fee), and each ordinary share of the Company issued and outstanding immediately prior to the effective time, except for: (i) the Excluded Shares (as defined below) and (ii) the ordinary shares held by the shareholders who have validly delivered and not effectively withdrawn dissent notices, or have not otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Companies Act, and (iii) ordinary shares represented by ADSs. The Excluded Shares (other than those held by Merger Sub, which will be converted into shares of the surviving company resulting from the Merger) will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor, and each such ordinary share shall be cancelled and cease to exist upon such conversion. Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent, the ADSs will be delisted from NASDAQ, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Company will be privately held by the Reporting Persons, Fang Holdings Limited (the “Lead Investor”), Tianquan Mo (“Mr. Mo”), ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Ateefa Limited, Deanhale Limited, Open Land Holdings Limited (each of such companies, a “Mr. Mo’s Affiliate”, and collectively, “Mr. Mo’s Affiliates”), True Knight Limited (“True Knight”), Digital Link Investments Limited (“Digital Link”), Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (collectively, the “Consortium Members”). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2, and which is incorporated herein by reference.

The Consortium Members anticipate that approximately US$14.8 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to purchase all of the issued and outstanding ordinary shares other than the ordinary shares (including the ordinary shares represented by the ADSs) held by the Consortium Members (such shares, collectively, the “Rollover Shares”, and the Consortium Members, collectively, the “Rollover Shareholders”, each a “Rollover Shareholder”) and the ordinary shares (including the ordinary shares represented by the ADSs) held by Parent and Merger Sub, ADSs representing the treasury shares and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$1.00 per ordinary share or US$1.00 per ADS (but subject to US$0.05 per ADS cancellation fee), (b) the estimated transaction costs associated with Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”).

CUSIP No. 16954W101	SCHEDULE 13D	Page 14 of 19

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, and the Rollover Shareholders entered into a support agreement dated as of December 22, 2022 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that prior to the closing, each Rollover Shareholder will contribute their respective Rollover Shares (as defined in the Support Agreement) to Merger Sub directly or indirectly in exchange for (a) newly issued class A ordinary shares of Parent, par value US$0.001, if such Rollover Shares are class A ordinary shares, par value US$0.001 per share, of the Company and/or (b) newly issued class B ordinary shares of Parent, par value US$0.001, if such Rollover Shares are class B ordinary shares, par value US$0.001 per share, of the Company, in each case, in the amount set forth in the column titled “Parent Shares to be Issued” opposite such Rollover Shareholder’s name on Schedule A to the Support Agreement. The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.3, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each Consortium Member (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Consortium Members with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.4, and which is incorporated herein by reference.

The Transactions will be funded through the combination of (i) the proceeds from a sale to the Lead Investor of Parent equity securities contemplated by an equity commitment letter dated December 22, 2022 (the “Fang Equity Commitment Letter”) by and among Fang, the Company, Parent and Merger Sub, and (ii) the Rollover Shares contributed by the Rollover Shareholders, pursuant to the Support Agreement.

Under the terms and subject to the conditions of the Fang Equity Commitment Letter, the Lead Investor will provide, or cause to be provided, equity financing to Parent in an amount of US$14,831,699 in connection with and at the effective time of the Merger (as described in more detail below). The proceeds of the commitment shall be used by Parent solely for the purpose of enabling Parent to fund (a) payment of the total amount of merger consideration to consummate the Merger, (b) all other amounts required to be paid by Parent and Merger Sub pursuant to and in accordance with the Merger Agreement, together with all related fees and expenses of Parent and Merger Sub payable in connection with the Merger and the Transactions, and (c) all of Parent and Merger Sub’s other payment obligations in connection with the Merger and the Transactions.

Concurrently with the execution of the Merger Agreement, the Lead Investor executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The percentages used herein are calculated based upon 66,788,662 Class A Ordinary Shares issued and outstanding as of June 30, 2022, as reported in the Company’s Announcement of Third Quarter 2022 Unaudited Financial Results, filed as an exhibit to Form 6-K with the U.S. Securities and Exchange Commission on August 18, 2022.

By virtue of the fact that (i) GAS Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) L.P. is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (iv) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the members of the Management Committee control the investment decisions of GAP (Bermuda) L.P. and GA LP, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GASF. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 10,122,769 ADSs, representing 10,122,769 Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or approximately 15.2% of the Company’s issued and outstanding Class A Ordinary Shares.

CUSIP No. 16954W101	SCHEDULE 13D	Page 15 of 19

As a result of the Interim Investors Agreement, the Reporting Persons may be deemed to be members of a “group” with other Consortium Members that own ordinary shares pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the ordinary shares beneficially owned by any other reporting person(s) or other Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any ordinary shares that are beneficially owned by any other reporting person(s) or other Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Consortium Members.

Based on the Amendment No. 8 to Schedule 13D as jointly filed by the Lead Sponsor, Mr. Mo, Mr. Mo’s Affiliates, True Knight Limited, Digital Link Investments Limited, and certain of their affiliates named therein on December 22, 2022, and on Amendment No. 2 to the Schedule 13D filed by the Evenstar Persons on November 25, 2022,  the  Consortium Members may be deemed to beneficially own in the aggregate 55,052,139 Class A Ordinary Shares and  25,391,206 Class B Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares issuable upon the exercise of options or vesting of restricted Class A Ordinary Shares within 60 days following December 23, 2022), which represents approximately 82.4% of the total number of outstanding Class A Ordinary Shares calculated in accordance with Rule 13d-3(d)(1)(i). Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. The Consortium Members may therefore be deemed to beneficially own the ordinary shares representing approximately 95.4% of the total voting power of the Company.

(a)	Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 10,122,769 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.
(b)	To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(c)	No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

The Reporting Persons entered into a Joint Filing Agreement on the date hereof (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 16954W101	SCHEDULE 13D	Page 16 of 19

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed)
99.2	Merger Agreement, dated December 22, 2022 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Issuer furnished to the SEC on December 22, 2022)
99.3	Support Agreement, dated December 22, 2022
99.4	Interim Investors Agreement, dated December 22, 2022

CUSIP No. 16954W101	SCHEDULE 13D	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2022

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 18 of 19

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 19 of 19

GAP COINVESTMENTS V, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic, L.P., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee
(as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704 – 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.
Izkandar Bloy	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC